Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

September 15, 2023

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeffrey Gabor
Joseph Ambrogi Jeffrey Lewis Jennifer Monick

Re:	Spark I Acquisition Corporation
Registration Statement on Form S-1
Filed July 7, 2023
File No. 333-273176

Ladies and Gentlemen:

On behalf of our client, Spark I Acquisition Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated August 3, 2023, relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Amended S-1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement filed on July 7, 2023), all page references herein correspond to the page of Amended S-1.

Registration Statement on Form S-1 filed July, 2023

Notes to Financial Statements

Note 8 - Warrants, page F-15

1.	We note your disclosure on pages F-11 and F-27 that the Public Warrants and the Private Placement Warrants meet the criteria for equity treatment. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for these warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40. Your response should address, but not be limited to, your disclosure on pages F-16 and F-32 that “If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.”

In response to the Staff’s comment, the Company has revised pages F-16 and F-32 of the Amended S-1. The sentence “If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants” was included in error and is not in the form of Warrant Agreement as exhibit 4.4 to the Amended S-1.

Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

2.	Please clarify whether SparkLabs Group Management, LLC will be investing at a discount to the public offering price. If so, please add risk factor disclosure addressing why these investors as compared to the public shareholders are investing at a discount and address the potential impact of such financings on public shareholders such as the immediate dilution that public shareholders will experience from the Forward Purchase financing or otherwise advise.

In response to the Staff’s comment, the Company has revised the cover page, pages 13 and 65 of the Amended S-1.

Please direct any questions regarding the Company’s responses or the Amended S-1 to me at 650-849-3240.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Andrew Hoffman
Andrew Hoffman

cc:	James Rhee, Spark I Acquisition Corporation
Sally Yin, Wilson Sonsini Goodrich & Rosati, P.C.